
January 9, 2015

Via E-mail
Mr. Peter J. Moerbeek, CFO
Primoris Services Corporation
2100 McKinney Avenue, Suite 1500
Dallas, Texas 75201

      RE: Primoris Services Corporation
             Form 10-K for the Year Ended December 31, 2013
             Filed March 3, 2014
             Schedule 14A filed April 1, 2014
             File No. 1-34145

Dear Mr. Moerbeek:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O'Brien
                    Accounting Branch Chief